UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Inphi Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

45772F 10 7

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Ford Tamer

President and Chief Executive Officer

Inphi Corporation

3945 Freedom Circle, Suite 1100,

Santa Clara, California 95054

(408) 217-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Allison Leopold Tilley, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,460,491	$282

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer. These options have a value of $2,460,961 calculated using the Black-Scholes method as of September 18, 2012.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$282	Filing Party:	Inphi Corporation
Form or Registration No.:	005-85976	Date Filed:	September 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 ( “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2012 by Inphi Corporation, a Delaware corporation (“Inphi” or the “Company”), relating to an offer to eligible employees of Inphi and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of Inphi’s common stock for fewer replacement stock options with a lower exercise price (the “Offer”).

The information relating to the Offer set forth in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”), including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein, including all schedules thereto, which is hereby expressly incorporated by reference. In addition, the Offer to Exchange is hereby amended to delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in the section entitled “Forward-Looking Statements.”

Item 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented by amending and supplementing the information set forth in “Part I. Summary Term Sheet” of the Offer to Exchange by adding in the response to Question 4 the following first sentence to the second paragraph of the response:

“The 2010 Plan under which Replacement Options are to be granted requires that individuals receiving a grant must be an employee on the date such grant is made.”

Item 4, Item 6 and Item 7

Item 4 of Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange by adding the following as the last sentence in the second paragraph in “Part III. Section 5. Withdrawal Rights and Change of Election”:

“In addition, you may withdraw your tendered Eligible Options if we have not accepted your tendered Eligible Options for exchange within 40 business days after the commencement of the Offer.”

Item 4 and Item 6 of Schedule TO are hereby amended and supplemented by amending and supplementing the information in the Offer to Exchange under “Part III. Section 6. Acceptance of Options for Exchange and Issuance of Replacement Options” by deleting “and promptly following the expiration date” in the first sentence of the first paragraph in Section 6 as well as deleting the last sentence in that paragraph and replacing it with the following:

“We expect to grant Replacement Options on the next business day following the expiration date of the Offer. You will receive new stock option agreement(s) governing the terms of the Replacement Options granted to you, which we will distribute promptly following the expiration date of the Offer. If the expiration date of the Offer is extended, then the cancellation date and Replacement Option grant date will be similarly extended.”

Item 4 and Item 7 of Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under “Part III. Section 7. Conditions of the Offer” as follows:

•	Deleting from the first paragraph “(or shall have been determined by us to have occurred) that in our judgment makes it inadvisable to proceed with the Offer or with acceptance for exchange”

•

Inserting in the sixth line of the first bullet “or” between “income” and “operations” and deleting “or prospects of us and our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair (such as by increasing the accounting or other costs of the Offer to us) the contemplated benefits of the Offer to us described in Section 3 above” from the end of the first bullet.

•	Inserting “or” at the end of the first sub-bullet under the second full bullet and deleting the second and fourth sub-bullets in under the second full bullet.

•	Inserting “or” at the end of the second sub-bullet under the third full bullet and deleting the fourth through ninth sub-bullets that appear thereunder.

•	Inserting a “.” after “disclosed” in the fourth and final bullet on page 23 and deleting “or we have learned that:” and all sub-bullets under the fourth full bullet.

•	Inserting in at the end of the last sentence of the final paragraph in Section 7 “subject to any order or decision by a court or arbitrator of competent jurisdiction.”

Item 4 of Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under “Part III. Section 16. Extension of Offer; Termination; Amendment” to replace the word “tenth” with “twentieth” in both places such word appears in the last sentence of the fifth paragraph.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated September 20, 2012.

(a)(1)(B)*	Form of Communication from Chief Executive Officer to All Eligible Option Holders, dated September 20, 2012.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(F)*	Form of Confirmation Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.

(a)(1)(H)*	Form of Communication to Eligible Option Holders Rejecting their Election Form.

(a)(1)(I)*	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.

(a)(1)(J)*	Form of Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)*	Form of Stock Option Agreement (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(a)(1)(L)*	Form of Employee Presentation regarding Offer.

(a)(1)(M)	Form of Email to All Eligible Option Holders Providing Notice of Amendments to the Offer to Exchange.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

Exhibit No.	Description

(c)	Not applicable.

(d)(1)*	Inphi Corporation 2010 Stock Incentive Plan (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inphi Corporation

By:	/s/ John Edmunds

Name:	John Edmunds
Title:	Chief Financial Officer and Chief Accounting Officer

Date:	October 4, 2012

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated September 20, 2012.

(a)(1)(B)*	Form of Communication from Chief Executive Officer to All Eligible Option Holders, dated September 20, 2012.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(F)*	Form of Confirmation Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.

(a)(1)(H)*	Form of Communication to Eligible Option Holders Rejecting their Election Form.

(a)(1)(I)*	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.

(a)(1)(J)*	Form of Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)*	Form of Stock Option Agreement (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(a)(1)(L)*	Form of Employee Presentation regarding Offer.

(a)(1)(M)	Form of Email to All Eligible Option Holders Providing Notice of Amendments to the Offer to Exchange.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Inphi Corporation 2010 Stock Incentive Plan (Incorporated by reference to exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 filed on November 10, 2010.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.